Exhibit 99.1

Baja Mining Corp.

Interim Consolidated Financial Statements

June 30, 2007

(expressed in Canadian dollars)

Baja Mining Corp.

Consolidated Balance Sheet - Unaudited

As at June 30, 2007 and December 31, 2006

(expressed in Canadian dollars)

		June 30, 2007 $	Dec. 31, 2006 $

Assets

Current assets
Cash and cash equivalents		741,086	1,475,375
Short term deposits		4,552,486	8,874,554
Other current assets		767,679	850,056

		6,061,251	11,199,985

Mineral properties, mining concessions and related deferred costs (note 3)		1,257,283	757,793

Property, plant and equipment (note 4)		1,282,753	464,034

		8,601,287	12,421,812

Liabilities

Current liabilities
Accounts payable and accrued liabilities		1,270,295	1,139,707

Special warrant liability (note 5)		744,038	-

		2,014,333	1,139,707

Shareholders’ Equity

Share capital (note 6(b))		71,347,304	65,258,086

Share purchase warrants (note 6(c))		5,232,737	6,496,517

Contributed surplus (note 6(f))		6,827,593	6,972,565

Deficit		(76,820,680)	(67,445,063)

		6,586,954	11,282,105

		8,601,287	12,421,812

Commitments (note 10)

On behalf of the Board

/s/ John Greensdale	Director	/s/ Robert Mouat	Director

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.

Consolidated Statement of Operations, Comprehensive Income and Deficit  - Unaudited

For the three and six month periods ended June 30, 2007 and 2006

(expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2007 $	2006 $	2007 $	2006 $

Exploration expenses
Amortization	35,265	21,702	66,521	54,388
Camp, general and travel	109,060	118,751	280,099	275,987
Concession and claim fees	(2,205)	1,379	29,868	23,991
Drilling	117,147	542,258	1,410,568	622,212
Feasibility studies	1,712,065	1,758,081	2,761,443	1,926,056
Geological and environmental	197,351	149,003	1,506,706	190,071
Metallurgical	66,195	118,431	136,640	168,638
Pilot plant costs	-	2,808,628	-	3,246,937
Professional and consulting fees
Related party (note 7)	73,600	167,644	198,130	268,112
Other	596,352	257,629	684,756	333,987
Project finance costs	32,295	-	62,965	-
Stock-based compensation (note 6(e))	684,056	397,349	684,056	658,385
Wages and subcontract	122,166	96,149	313,316	161,761

	3,743,347	6,437,004	8,135,068	7,930,525

General and administrative expenses
Amortization	23,314	18,220	43,267	35,782
Audit and legal fees	77,791	67,911	149,884	106,299
Directors fees	15,500	12,750	28,250	17,000
Stock exchange and transfer agent fees	22,823	29,415	235,220	46,297
Interest and bank charges	2,985	2,116	6,182	3,533
Management and consulting fees
Related party (note 7)	36,000	36,000	72,000	57,000
Other	35,994	57,156	85,191	109,134
Office and general	64,570	45,541	169,727	70,649
Promotion, trade show and marketing	164,664	31,049	314,695	100,026
Rent	46,006	35,250	89,283	53,225
Stock-based compensation (note 6(e))	194,551	213,841	481,853	373,341
Telephone	23,407	13,315	39,772	23,705
Travel	99,920	62,175	135,002	98,928
Wages and subcontract	209,527	64,505	396,809	130,180

	1,017,052	689,244	2,247,135	1,225,099

Loss before other items	(4,760,399)	(7,126,248)	(10,382,203)	(9,155,624)
Foreign exchange gain (loss)	932,114	(216,907)	892,872	(131,843)
Interest income and other	29,681	115,534	113,714	129,338

Loss and comprehensive loss for the period	(3,798,604)	(7,227,621)	(9,375,617)	(9,158,129)
Deficit – Beginning of period	(73,022,076)	(45,752,782)	(67,445,063)	(43,822,274)

Deficit – End of period	(76,820,680)	(52,980,403)	(76,820,680)	(52,980,403)

Basic and diluted loss per share	(0.03)	(0.07)	(0.09)	(0.10)

Weighted average number of shares	111,039,688	101,309,894	109,685,818	88,908,200

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.

Consolidated Statement of Changes in Shareholders’ Equity  - Unaudited

For the six month period ended June 30, 2007 and year ended December 31, 2006

(expressed in Canadian dollars)

	2007 $	2006 $

Share capital
Balance – beginning of period	65,258,086	44,284,417
Brokered private placement	-	17,634,879
Share issuance costs	-	(2,076,487)
Shares issued on exercise of warrants	2,819,475	3,023,163
Fair value of warrants exercised	1,311,362	699,882
Shares issued on exercise of stock options	647,500	684,250
Fair value of options exercised	1,310,881	1,007,982
Balance – end of period	71,347,304	65,258,086

Share purchase warrants
Balance – beginning of period	6,496,517	1,121,953
Brokered private placement share purchase warrants	-	5,365,121
Share purchase warrants issue costs	-	(631,736)
Fair value of agent warrants	-	1,308,952
Fair value of additional agent warrants	-	32,109
Fair value of shares issued on exercise of warrants	(1,311,362)	(699,882)
Fair value of special warrants	47,582	-
Balance – end of period	5,232,737	6,496,517

Contributed Surplus
Balance – beginning of period	6,972,565	2,739,721
Fair value of options re-priced	-	1,100,000
Fair value of options granted	1,165,909	4,140,826
Fair value of options exercised	(1,310,881)	(1,007,982)
Balance – end of period	6,827,593	6,972,565

Deficit
Balance – beginning of period	(67,445,063)	(44,222,274)
Loss for the period	(9,375,617)	(23,222,789)
Balance – end of period	(76,820,680)	(67,445,063)

Total Shareholders’ Equity	6,586,954	11,282,105

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.

Consolidated Statement of Cash Flows - Unaudited

For the three and six month periods ended June 30, 2007 and 2006

(expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2007 $	2006 $	2007 $	2006 $

Cash flows - Operations
Loss for the period	(3,798,604)	(7,227,621)	(9,375,617)	(9,158,129)
Items not affecting cash
Amortization	58,579	39,922	109,788	90,170
Fair value of special warrants	-	-	805,161	-
Accretion of special warrants liability	32,295	-	62,965	-
Stock-based compensation expense	878,607	611,190	1,165,909	1,031,726
Unrealized foreign exchange	(76,506)		(76,506)	-
	(2,905,629)	(6,576,509)	(7,308,300)	(8,036,233)

Net changes in working capital balances
Other current assets	(97,962)	5,470	82,377	(155,847)
Accounts payable and accrued liabilities	(1,010,207)	2,388,787	(182,865)	2,218,714
	(4,013,798)	(4,182,252)	(7,408,788)	(5,973,366)

Cash flows - Investing
Investment in (redemption of) short term deposits	1,435,783	(16,061,664)	4,322,068	(16,061,664)
Mineral properties and related deferred costs, net	(186,037)	-	(186,037)	-
Acquisition of property, plant and equipment	(771,392)	(63,861)	(928,507)	(201,515)
	478,354	(16,125,525)	3,207,524	(16,263,179)

Cash flows - Financing
Net proceeds from issuance of common shares	2,860,986	19,439,164	3,466,975	24,575,876
Related party	-	(183)	-	(26,782)
	2,860,986	19,438,981	3,466,975	24,549,094

(Decrease) increase in cash and cash equivalents	(674,458)	(868,796)	(734,289)	2,312,549

Cash and cash equivalents - Beginning of period	1,415,544	5,941,429	1,475,375	2,760,084

Cash and cash equivalents - End of period	741,086	5,072,633	741,086	5,072,633

Supplemental cash flow information (note 11)

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.

Notes to Consolidated Financial Statements - Unaudited

June 30, 2007

(expressed in Canadian dollars)

1

Nature and continuance of operations

Baja Mining Corp. (“the Company”), formerly First Goldwater Resources Inc., was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company is a reporting issuer in British Columbia and trades on the Toronto Stock Exchange as of February 7, 2007 (previously listed on  the TSX Venture Exchange) and the Frankfurt Stock Exchange as of March 3, 2006. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation (now know as Mintec Processing Ltd. or “Mintec”) through a reverse takeover.

The Company’s common shares have been registered in the United States through the filing of a Form 20-F Registration Statement with the United States Securities and Exchange Commission (“SEC”). The Form 20-F was filed with the SEC on December 8, 2006 and finalized as of January 15, 2007.

On May 29, 2007, the Company received the results of the Definitive Feasibility Study (“DFS”), prepared by Bateman Engineering Inc. (“Bateman”) that confirms the economic and technical viability of the Boleo project and, as such, the project has moved from the exploration stage to the development stage.

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and/or the ability to generate profitable operations in the future.

2

Summary of significant accounting policies

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company’s most significant subsidiary is Mintec and its wholly owned subsidiary, Minera y Metalurgica del Boleo, S.A de C.V., which holds the mineral property rights. All significant inter-company transactions and balances have been eliminated.  The consolidated accounts have been prepared using accounting principles generally accepted in Canada for interim reporting, and do not include all the disclosures included in the Company’s annual consolidated financial statements.

Accordingly, the accounting policies followed by the Company are set out in Note 4 of the audited consolidated financial statements for the year ended December 31, 2006, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standards effective January 1, 2007:

(1)

Baja Mining Corp.

Notes to Consolidated Financial Statements - Unaudited

June 30, 2007

(expressed in Canadian dollars)

2

Summary of significant accounting policies (continued)

Basis of presentation (continued)

a)

Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments classified as available for sale are reported at market value (or mark to market) based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

b)

Section 1530 - Comprehensive Income. Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders, and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized.

c)

The adoption of Sections 1530 and 3855 had no impact on the opening equity or balance sheet of the Company.

Comparative figures

Certain of the comparative figures have been reclassified to conform with the presentation of the current year.

3

Mineral properties, mining concessions and related deferred costs

Boleo Project details and acquisition and deferred costs are as follows:

	June 30, 2007 $	Dec. 31, 2006 $

Property rights (note 3(a))	691,166	651,443
Mining concessions (note 3(b))	106,350	106,350
Deferred development costs (Note 3 (c) from June 1, 2007)	459,767	-

	1,257,283	757,793

(2)

Baja Mining Corp.

Notes to Consolidated Financial Statements - Unaudited

June 30, 2007

(expressed in Canadian dollars)

3

Mineral properties, mining concessions and related deferred costs (continued)

a)

Property rights

The Company owns approximately 7,275 hectares (comprised of three properties with clear title and one 30-year lease) located near Santa Rosalia, Baja California Sur, Mexico. The annual property tax on these properties is approximately $5,400.

b)

Mining concessions

The Company acquired certain concessions comprised of 15 separate titles and covering approximately 10,081 hectares, located near Santa Rosalia, Baja California Sur, Mexico. The annual fees related to these concessions are approximately $48,000.

c)

Effective June 1, 2007 the project advanced to the development stage. Details of cumulative exploration expenditures and deferred development costs on the Boleo Project are as follows:

	Deferred Costs June 30, 2007 $	Exploration June 30, 2007 $	Exploration Dec. 31, 2006 $

Amortization	-	257,171	190,650
Camp, general and travel	25,299	2,368,897	2,088,798
Concession fees and other	656	1,881,164	1,851,296
Drilling	41,682	14,101,264	12,690,696
Feasibility studies	-	10,053,621	7,292,178
Geological and environmental	-	10,029,744	8,523,038
Infrastructure	-	687,494	687,494
Management fees	12,000	3,636,203	3,438,073
Metallurgical and contract services	20,095	6,085,912	5,949,272
Pilot plant costs	-	5,327,406	5,327,406
Professional fees	267,974	5,207,872	4,523,116
Project finance costs	-	62,965	-
Stock-based compensation expenses	-	5,002,440	4,318,384
Wages and subcontracts	92,061	2,100,491	1,787,175

	459,767	66,802,644	58,667,576

(3)

Baja Mining Corp.

Notes to Consolidated Financial Statements - Unaudited

June 30, 2007

(expressed in Canadian dollars)

4

Property, plant and equipment

			June 30, 2007

	Cost $	Accumulated amortization $	Net $

Computer equipment and software	278,386	150,053	128,333
Leasehold improvements	140,461	41,473	98,988
Machinery and equipment	1,056,000	156,291	899,709
Mining equipment	86,262	86,262	-
Office equipment and furniture	180,222	58,932	121,290
Transportation equipment	67,590	45,703	21,887
Warehouse	38,784	26,238	12,546

	1,847,705	564,952	1,282,753

			Dec. 31, 2006

	Cost $	Accumulated amortization $	Net $

Computer equipment and software	178,313	119,188	59,125
Leasehold improvements	101,559	28,428	73,131
Machinery and equipment	357,636	121,094	236,542
Mining equipment	86,262	75,189	11,073
Office equipment and furniture	89,054	44,825	44,229
Transportation equipment	67,590	41,173	26,417
Warehouse	38,784	25,267	13,517

	919,198	455,164	464,034

(4)

Baja Mining Corp.

Notes to Consolidated Financial Statements - Unaudited

June 30, 2007

(expressed in Canadian dollars)

5

Special warrants liability

On January 9, 2007, the Company reached agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s El Boleo property is located within the “Buffer Zone” of this Biosphere. The Company paid US$100,000 on January 31, 2007, and issued three Special Warrants on January 9, 2007, for an aggregate of 180,000 common shares of the Company. The Special Warrants will mature in each of February 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 common shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 per underlying common share at any time within 30 days of the Maturity Date of each such Special Warrant. The Special Warrants contain provisions for cancellation prior to a maturity date if development of the El Boleo project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

The total repurchase liability of US$999,900 has been recorded as the project is expected to proceed. The liability has been discounted using an interest rate of 15%.

The fair value of the special warrants granted on January 9, 2007 was, using the Black-Scholes pricing model, estimated to be $47,582. The weighted average assumptions utilized included a risk free interest rate of 4.19%, a dividend yield of nil%, an expected volatility of 91% and an expected life of warrant of three years.

	Amount US$	Discounted US$	Discounted CDN$

Balance - December 31, 2006	-	-	-

Fair value of obligations, January 9, 2007	1,140,354	784,544	922,161
Fair value of special warrants, equity–(note 6 (c))	(40,454)	(40,454)	(47,582)
Payment on January 31, 2007 – (US$100,000)	(100,000)	(100,000)	(117,000)
Accretion of discounted liability	-	55,588	62,965
Unrealized foreign exchange			(76,506)

Balance – June 30, 2007	999,900	699,678	744,038

(5)

Baja Mining Corp.

Notes to Consolidated Financial Statements - Unaudited

June 30, 2007

(expressed in Canadian dollars)

6

Share capital

a)

Authorized

Unlimited common shares without par value

b)

Details of transactions are as follows:

	Shares	Amount $

Balance - December 31, 2005	76,280,820	44,284,417

Brokered private placement	25,555,556	17,634,879
Share issue costs	-	(2,076,487)
Shares issued on exercise of warrants	4,092,641	3,023,163
Fair value of warrants exercised (note 6(c))	-	699,882
Shares issued on exercise of stock options	1,955,000	684,250
Fair value of options exercised (note 6(f))	-	1,007,982

Balance - December 31, 2006	107,884,017	65,258,086

Shares issued on exercise of warrants	2,938,907	2,819,475
Fair value of warrants exercised (note 6(c))	-	1,311,362
Shares issued on exercise of stock options	1,850,000	647,500
Fair value of options exercised (note 6(f))	-	1,310,881

Balance – June 30, 2007	112,672,924	71,347,304

(6)

Baja Mining Corp.

Notes to Consolidated Financial Statements - Unaudited

June 30, 2007

(expressed in Canadian dollars)

6

Share capital (continued)

c)

Share purchase warrants

	Share purchase warrants	Amount $

Balance - December 31, 2005	6,406,052	1,121,953

Brokered private placement share purchase warrants	12,777,774	5,365,121
Share purchase warrants issue costs	-	(631,736)
Fair value of agent warrants	983,993	1,308,952
Fair value of additional agent warrants	173,017	32,109
Shares issued on exercise of additional agent warrants	(3,340,306)	(699,882)

Balance – December 31, 2006	17,000,530	6,496,517
Fair value of special warrants (note 5)	180,000	47,582
Shares issued on exercise of warrants	(2,938,907)	(1,311,362)

Balance – June 30, 2007	14,241,623	5,232,737

d)

Warrants

A summary of the Company’s share purchase warrants at June 30, 2007, and the changes during the period are as follows:

		2007

	Number of warrants	Weighted average exercise price $

Balance - Beginning of period	22,920,546	1.10

Granted	184,437	5.75
Exercised	(2,938,907)	0.96
Expired	-

Balance – End of period	20,166,076	1.16

(7)

Baja Mining Corp.

Notes to Consolidated Financial Statements - Unaudited

June 30, 2007

(expressed in Canadian dollars)

6

Share capital (continued)

d)   Warrants (continued)

The following table summarizes information about share purchase warrants outstanding at June 30, 2007:

Range of prices $	Number of warrants outstanding and exercisable	Weighted average contractual life (years)	Weighted average exercise price $

0.35 to 0.49	2,422,759	0.45	0.44
0.50 to 0.99	369,916	3.79	0.90
1.00 to 1.49	17,193,401	3.10	1.22
US 5.555	180,000	2.50	US 5.555

	20,166,076	2.90	1.16

e)

Stock options

A summary of the Company’s stock options at June 30, 2007 and the changes during the period are as follows:

		2007

	Number of options	Weighted average exercise price $

Balance - Beginning of period	9,940,000	0.83

Granted	1,250,000	1.46
Exercised	(1,850,000)	0.35
Expired/cancelled	(50,000)	1.33

Balance - End of period	9,290,000	1.01

(8)

Baja Mining Corp.

Notes to Consolidated Financial Statements - Unaudited

June 30, 2007

(expressed in Canadian dollars)

6

Share capital (continued)

e)

Stock options (continued)

The following table summarizes information about stock options outstanding and exercisable at June 30, 2007:

Range of prices $	Number of outstanding options	Weighted average years to expiry	Weighted average exercise price $	Number of exercisable options $	Weighted average exercise price $

0.22 to 0.49	2,720,000	2.63	0.35	2,720,000	0.35
0.50 to 0.99	700,000	3.63	0.78	700,000	0.78
1.00 to 1.49	5,520,000	4.23	1.32	5,220,000	1.33
1.50 to 1.99	350,000	4.18	1.66	350,000	1.66

	9,290,000	3.94	1.01	8,990,000	0.71

The Company adopted a stock option plan (“the plan”) whereby the Company may grant stock options up to a maximum of ten percent of the number of issued shares of the Company. At June 30, 2007, the Company has reserved 11,194,749 common shares under the plan.

The option plan has the following vesting requirements:

i)

Options granted to employees and consultants conducting investor relations activities will vest with the right to exercise one-quarter of the options upon conclusion of every three months subsequent to the grant date.

ii)

Options granted to other employees, consultants, directors and officers vest immediately.

The fair value of the options granted during the year was estimated at each grant date using the Black-Scholes option-pricing model. During the quarter, the Company granted 850,000 five-year stock options at exercise prices between $1.46 and $1.97; these were granted to consultants and employees. Stock-based compensation costs, in the amount of $878,607, have been recognized and charged to expenses, with an offsetting amount recorded as a credit to contributed surplus.

(9)

Baja Mining Corp.

Notes to Consolidated Financial Statements - Unaudited

June 30, 2007

(expressed in Canadian dollars)

6

Share capital (continued)

e)

Stock options (continued)

The fair value of stock options granted during the three month period was estimated at each grant date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

2007 $

Risk-free interest rate	4.28%
Dividend yield	0%
Expected volatility	89%
Expected stock option life	3.5 years
Weighted average fair value of stock options granted	$0.95

f)

Contributed surplus

$

Balance - December 31, 2005	2,739,721

Fair value of options re-priced	1,100,000
Fair value of options granted	4,140,826
Fair value of 1,955,000 options exercised (note 6(b))	(1,007,982)

Balance - December 31, 2006	6,972,565

Fair value of options granted (note 6(e))	1,165,909
Fair value of 1,850,000 options exercised (note 6(b))	(1,310,881)

Balance - June 30, 2007	6,827,593

7

Related party transactions

The Company entered into the following transactions with directors or officers of the Company or with companies with directors or officers in common:

	2007 $	2006 $

Management fees paid or accrued	302,280	325,113

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

(10)

Baja Mining Corp.

Notes to Consolidated Financial Statements - Unaudited

June 30, 2007

(expressed in Canadian dollars)

8

Segmented information

The Company’s only business activity is the exploration and development of mineral reserves. This activity is carried out exclusively in Mexico.

The breakdown by geographic region for the period ended June 30, 2007 is as follows:

	Canada $	Mexico $	Consolidated $

Total assets	5,667,916	2,933,371	8,601,287

The breakdown by geographic region for the period ended June 30, 2006 is as follows:

	Canada $	Mexico $	Consolidated $

Total assets	20,202,495	2,816,002	23,018,497

9

Foreign financial instruments

As at June 30, 2007, the Company has the following foreign currency denominated financial instruments:

	Foreign currency amount	Canadian dollar amount $

Cash in United States dollars	150,102	159,618
Cash in Mexican pesos	142,445	14,038
Value added taxes recoverable in Mexican pesos	3,561,294	350,966
Accounts payable in United States dollars	1,029,173	1,094,423
Accounts payable in Mexican Pesos	319,327	31,470

(11)

Baja Mining Corp.

Notes to Consolidated Financial Statements - Unaudited

June 30, 2007

(expressed in Canadian dollars)

9

Foreign financial instruments (continued)

As at December 31, 2006, the Company had the following foreign currency denominated financial instruments:

	Foreign currency amount	Canadian dollar amount $

Cash in United States dollars	1,051,211	1,225,081
Cash in Mexican pesos	947,019	102,183
Value added taxes recoverable in Mexican pesos	3,843,919	414,759
Accounts payable in United States dollars	780,963	910,135
Accounts payable in Mexican Pesos	343,981	37,116

10

Commitments

a)

On September 22, 2004, the Company signed an agreement with Bateman to complete a definitive feasibility study on the Boleo Project. The estimated contract value including approved change orders is $13.9 million. All technical work was completed and the study results were released on May 29, 2007.  The agreement may be terminated upon thirty days written notice. As at June 30, 2007, the Company has paid or accrued a total of approximately $13.6 million under the agreement, for a remaining commitment of $0.3 million.

b)

On May 11, 2007 the Company signed an agreement with Wardrop Engineering Inc. (“Wardrop”) to complete the set-up and baseline phase of the Boleo Project. The estimated contract value including approved change orders is $2.8 million. The agreement may be terminated upon thirty days written notice. As at June 30, 2007, the Company has paid or accrued a total of approximately $0.3 million under the agreement, for a remaining commitment of $2.5 million

c)

The Company has a number of management and consulting agreements. The future commitments under these contracts as at June 30, 2007 amount to:

$

2007	144,000
2008	288,000
2009	96,000

528,000

(12)

Baja Mining Corp.

Notes to Consolidated Financial Statements - Unaudited

June 30, 2007

(expressed in Canadian dollars)

10

Commitments (continued)

d)

The Company has committed to two operating leases for office space in Vancouver, expiring September 2010. The Company has also committed to two operating leases (on a month-to-month basis) for office space in Mexico City. The future minimum lease payments are as follows:

$

2007	53,000
2008	104,000
2009	104,000
2010	78,000

339,000

11

Supplemental cash flow information

	2007 $	2006 $

Interest received	331,759	129,338
Interest paid	-	-

The following are the non-cash investing and financing activities of the Company:

Accrued development costs	313,453	-

(13)